UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                               FORM 12B-25
                        SEC FILE NUMBER:    1-10006
                        NOTIFICATION OF LATE FILING

(Check One):	[X] Form 10-K [ ]Form 20-F
			[ ]Form 11-K [ ]Form 10-Q [ ]Form NSAR

                  For Period Ended: December 31, 2001

                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                   PART I -- REGISTRANT INFORMATION
                   --------------------------------

                   FROZEN FOOD EXPRESS INDUSTRIES, INC.
----------------------------------------------------------------------
       (Exact name of registrant as specified in its charter)

        TEXAS                                      75-1301831
----------------------------------------------------------------------
(State or other jurisdiction of         		(I.R.S. employer
 incorporation or organization)                  identification no.)

       1145 EMPIRE CENTRAL PLACE, DALLAS, TEXAS         75247-4309
----------------------------------------------------------------------
 (address of principal executive offices)                 (zip code)


                    PART II -- RULES 12B-25(B) AND (C)
                    ----------------------------------
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b),
the following should be completed. (Check box if appropriate)     [x]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N- SAR, or portion
[x] thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth day.

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



                         PART III -- NARRATIVE
                         ---------------------
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

     As a result of a change in accounting, the Company needs additional time to finalize its annual report on Form 10-K. The Company expects to file the annual report with the SEC on or before April 15.
     The Company has retroactively changed the manner in which
it accounts for a life insurance policy that it acquired in
1993. The life insurance policy, with a death benefit of at
least $17.25 million, was purchased to provide the Company funds with which it could purchase a large number of shares of the Company's common stock owned by a non-employee shareholder upon the shareholder's death to the extent the Company determined that the sale in the open market of the shares by the estate would have an adverse effect on the market price of the
Company's stock.
     Beginning in 1993, the Company and its independent public accountants believed that capitalizing the premium payments as an investment to purchase the shares in the future was an acceptable accounting policy. The retroactive restatement will change the manner by which the Company accounts for the insurance policy. The Company will expense the excess of the premiums over the amount that could actually be realized by the Company under the insurance contract as of the date of the related financial statements.  Accordingly, the restated
operating income, net income and shareholders' equity are as follows (in millions):
                                2001     2000        1999
                                ----     ----        ----
Operating income (loss):
	As previously reported	$  1.7    $  1.7      $(15.2)
     As restated                 1.7       1.7       (15.2)
Net loss:
	As previously reported	$  0.6    $  1.2	    $ 12.1
     As restated                 0.2       1.3        12.6
Shareholder's Equity:
	As previously reported	   N/A    $ 82.0	    $ 83.1
     As restated              $ 75.0      74.4        75.5



                PART IV-- OTHER INFORMATION
                ---------------------------
(1) Name and telephone number of person to contact in regard to this notification

     Thomas G. Yetter                   (214) 819-5595
     ------------------------------------------------------------------
     (Name)                             (Phone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify
     report(s).               [X] Yes    [ ] No

(3)  Is it anticipated that any significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the
     subject report or portion thereof?       [ ] Yes    [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



              FROZEN FOOD EXPRESS INDUSTRIES, INC.
              ------------------------------------
           (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

SIGNATURES

                                FROZEN FOOD EXPRESS INDUSTRIES, INC.
                                ------------------------------------
Date:  April 1, 2002            By:/s/ Stoney M. Stubbs, Jr.
       --------------              -----------------------------
                                       Stoney M. Stubbs, Jr.
                                       Chairman of the Board of
                                       Directors and President
                                       (Principal Executive Officer)